		EXHIBIT 99(a)
HSBC Finance Corporation
Household Private Label Credit Card Master Note Trust I, Series 2001-1

Original Principal
Class A	400,000,000.00
Class B	58,275,000.00

Number of Bonds (000's)
Class A	400,000
Class B	58,275

		2004 Totals

CLASS A
Class A Principal Distributions		400,000,000.00
Class A Interest Distributions		3,537,569.45

CLASS B
Class B Principal Distributions		58,275,000.00
Class B Interest Distributions		638,323.71